Exhibit 99.1

Harry Winston Diamond Corporation Reports Fiscal 2013 Third Quarter Results

TORONTO, CANADA (December 6, 2012) – Harry Winston Diamond Corporation (TSX: HW, NYSE:HWD) (the “Company”) today announced its third quarter Fiscal 2013 results for the quarter ending October 31, 2012.

Robert Gannicott, Chairman and Chief Executive Officer stated, “This has been a quarter of solid progress on many fronts for us. Our luxury brand business has demonstrated strong growth in its bridal jewelry sales, with the higher margins and broader base that this implies, while the Diavik Project has successfully switched fully to underground ore production. Although the underground mine is still tuning its operating procedures, it has already reached and exceeded its planned underground production rate. The rough diamond market has recovered its poise as optimism returns in America, still the world’s largest consumer of diamond jewelry.”

The Company is pleased to announce the appointment of Chuck Strahl to its Board of Directors. Mr. Gannicott added, “We welcome Chuck Strahl to our board of directors. Chuck recently retired from almost 18 years in federal politics having served as both Minister of Transport and Minister of Aboriginal Affairs and Northern Development. His experience and interest in northern development is a welcome addition to the board.”

Third Quarter Highlights:

Consolidated

  Consolidated sales increased 51% to $180.4 million for the third quarter compared to $119.7 million for the comparable quarter of the prior year. Operating profit was $10.3 million compared to an operating loss of $2.0 million in the comparable quarter of the prior year. (Included in the prior year’s operating loss was a $13.0 million paste plant de- recognition charge for the mining segment.) EBITDA increased 64% to $34.8 million compared to $21.2 million in the comparable quarter of the prior year.
  Consolidated net profit attributable to shareholders for the third quarter was $3.4 million or $0.04 per share compared to net loss attributable to shareholders of $4.7 million or $0.06 per share in the comparable quarter of the prior year. Included in the prior year period net loss was a $8.4 million (or $0.10 per share) after-tax paste plant de-recognition charge.

Mining Segment

  Rough diamond sales increased 134% to $84.8 million, versus $36.2 million in the comparable quarter of the prior year. The increase in sales resulted from a 286% increase in volume of carats sold during the quarter. The Company sold approximately 0.88 million carats at an average price of $96 per carat versus approximately 0.23 million carats at an average price of $159 per carat in the comparable quarter of the prior year.
  The 39% decrease in the Company’s achieved average rough diamond prices during the third quarter resulted primarily from the sale of a higher portion of smaller size diamonds due to an improved market for these goods. Had the Company sold only the last production shipped in the third quarter, the estimated achieved price would have been approximately $123 per carat based on the prices achieved in the October 2012 sale.
  Rough diamond production for the calendar quarter ended September 30, 2012 was 0.77 million carats (40% basis), which was consistent with the comparable period of the prior year.

Luxury Brand Segment

  Luxury brand segment sales increased 14% (17% at constant exchange rates) to $95.6 million compared to $83.5 million in the comparable quarter of the prior year. The total number of units sold increased by 8% over the comparable quarter of the prior year.
  Operating profit for the luxury brand segment increased 265% to $5.3 million in the third quarter compared to $1.5 million in the comparable quarter of the prior year.

  On November 7, 2012, the luxury brand segment amended its senior secured revolving credit facility to add an additional $40 million of capacity, increasing the total facility to $300 million. The facility has a maturity date of August 30, 2017.

Fiscal 2013 Third Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)
	Three months ended Oct 31, 2012	Three months ended Oct 31, 2011	Nine months ended Oct 31, 2012	Nine months ended Oct 31, 2011
Sales	$180.4	$119.7	$549.8	$486.0
- Mining Segment	84.8	36.2	235.3	187.9
- Luxury Brand Segment	95.6	83.5	314.5	298.1
Operating profit (loss)	10.3	(2.0)	45.4	25.8
- Mining Segment	9.2	(1.2)	37.3	21.3
- Luxury Brand Segment	5.3	1.5	20.5	12.6
- Corporate Segment	(4.2)	(2.3)	(12.4)	(8.1)
Net profit (loss) attributable to shareholders	3.4	(4.7)	19.8	8.9
Earnings (loss) per share	$0.04	$(0.06)	$0.23	$0.10

Complete financial statements, MD&A and a discussion of risk factors are included in the accompanying release.

Outlook
Mining Segment
Diavik Diamond Mine's full-year target production is expected to be approximately 7.1 million carats from the mining of 2.1 million tonnes of ore and the processing of 2.0 million tonnes of ore. The decrease in carats from the original plan is primarily due to deferring the processing and recovery of lower value carats from the re-processed rejects (“RPR”) in favour of processing underground ore containing higher valued carats.

A new mine plan and budget for calendar 2013 is under final review by Rio Tinto plc and the Company. The plan for calendar 2013 foresees Diavik Diamond Mine production of approximately 6 million carats from the mining and processing of approximately 1.6 million tonnes of ore with a further 0.2 million tonnes processed from stockpiled ore from calendar 2012. Mining activities will be exclusively underground. Included in the estimated production for calendar 2013 is approximately 0.6 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production.

On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc. and various affiliates to purchase all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The agreed purchase price, payable in cash, is $400 million for the Core Zone interest and $100 million for the Buffer Zone interest, subject to adjustments in accordance with the terms of the share purchase agreements. The share purchase agreements include typical closing conditions, including receipt of required regulatory and Competition Act approvals. Each of the Core Zone and the Buffer Zone is subject to a separate joint venture agreement. BHP Billiton holds an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone, with the remainder held by the Ekati minority joint venture parties. Pursuant to the joint venture agreements, BHP Billiton will first separately offer to the joint venture parties its interest in each of the Core and Buffer Zones on the same terms as those agreed to by the Company. The joint venture parties will then have 60 days to elect to acquire either or both of those interests. Any interests that the joint venture parties do not elect to acquire within that time period can then be transferred to the Company in the following 60 days. If the Core Zone transaction is not completed because the minority joint venture parties exercise their pre-emptive rights, the Company will be entitled to be paid a termination fee of $30 million by BHP Billiton. Closing of the transactions is currently expected to occur before the end of March, 2013. The purchase price for the acquisitions will be satisfied from cash resources on hand and from new debt financing that has been arranged with two banks. The new facilities will comprise a $400 million term loan, a $100 million revolving credit facility (of which $50 million will be available for purposes of funding the Ekati acquisition) and a $140 million letter of credit facility in support of the Core Zone environmental reclamation bond. The new facilities will be secured and will replace the Company mining segment's current $125 million facility with Standard Chartered Bank, which will be repaid and terminated on closing.

Luxury Brand Segment
Continued economic uncertainty in Europe coupled with the softening in consumer demand in China and the budget policy issues in the US are likely to translate into slower growth in the near term, impacting the holiday season. The Company believes that the Harry Winston brand is well positioned to continue to increase its market share in the luxury jewelry and timepiece sector. New salons in China have significantly improved the distribution network in the fastest growing luxury market in the world. During August 2012, a new directly operated salon was opened in the Harrods department store in London, England. A new directly operated salon is also expected to be opened early next year in Geneva, Switzerland. In addition, a new licensed salon is expected to be opened in Kuwait City, Kuwait, during the first quarter of next fiscal year. The Company plans to expand by 15 wholesale watch doors to 216 doors by the end of fiscal 2013.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Friday, December 7th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 877-299-4454 within North America or 617-597-5447 from international locations and entering passcode 95731015.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Friday, December 21st, 2012 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 96824980.

About Harry Winston Diamond Corporation
 Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations – (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@harrywinston.com